Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated September 25, 2006

Relating to Registration Statement No. 333-137529 dated September 22, 2006 for Seacoast Banking Corporation of Florida

Dividend Reinvestment and Stock Purchase Plan

[LETTERHEAD OF SEACOAST BANKING CORPORATION OF FLORIDA]

To Our Shareholders:

We are pleased to offer to you two new services:  1) the opportunity to participate in the Seacoast Banking Corporation of Florida Dividend Reinvestment and Stock Purchase Plan (the “Plan”), and 2) on-line access 24 hours a day, seven days a week, to your account information held in certificate form or in the Plan.

The Plan will allow you to conveniently invest in or increase your shareholdings in Seacoast Banking Corporation of Florida through a long-term investment program. By taking part in the Plan, we will automatically reinvest all your dividends in additional shares of our common stock.

The Plan has many benefits to you as a shareholder, including:

•

You can conveniently increase your ownership of our common stock by automatically and fully reinvesting your cash dividends in whole and fractional shares of our common stock.

•

You may add further to your investment in our common stock by making optional monthly cash contributions to the Plan of as little as $50 or as much as $5,000 per month, which will be used to purchase additional shares, and achieve dollar cost averaging.

•

You pay no personal brokerage fees or commissions for shares purchased through the Plan with reinvested dividends or optional cash investments.

•

Your enrollment in the plan is free.

•

You can hold and transfer your shares under the Plan without holding or delivering paper certificates.

•

You can enroll and access your account and change your investment elections any time over the Internet.

The Company will also benefit significantly from your participation in the Plan. The most significant benefit is our ability to raise capital to continue to support our growth and expansion.

Information regarding on-line access to your account information is contained in the enclosed letter from Continental Stock Transfer & Trust Company, our transfer agent and administrator for the Plan, as well as in the Shareholder Brochure included in this package.  By registering for internet account access, you may enroll in the Plan on-line through Seacoast’s website at www.seacoastbanking.net.

We are pleased to make the Plan available to you, and we welcome and encourage your participation. Complete details of the services and benefits to you are explained in the enclosed documents.

Please carefully read and review the enclosed materials, and, if you have any questions about the Plan, call our Investor Relations department at 800-706-9991 x6085 and we will be glad to help you.  Kindly direct questions regarding internet access to your account information to Continental Stock at 800-509-5586 x525.

Sincerely,

/s/ Dennis S. Hudson, III

Chairman and Chief Executive Officer

Enclosures

Dividend Reinvestment and

Stock Purchase Plan

P. O. Box 9012

Stuart, FL  34995

(800) 706-9991

www.seacoastbanking.net

Description of the Plan

Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) offers a convenient way to invest or increase your investment in the Company through its Dividend Reinvestment and Stock Purchase Plan.  Continental Stock Transfer and Trust Company administers the Plan as an independent agent (the “Agent”).

Dividend Reinvestment

With dividend reinvestment, instead of receiving a check for your dividends, they are automatically and fully reinvested in whole and fractional shares of Seacoast Common Stock.

Cash Purchase

With the cash purchase option, you may authorize additional purchases of Common Stock without paying brokerage or service fees.

The Company’s Plan is fully described in the Plan Prospectus, and enrollment in the Plan is subject to all terms and conditions contained therein.

This is not an offer to sell or the solicitation of an offer to buy any shares of Seacoast Common Stock.  The Plan and shares are offered only by the Prospectus.  Please read the Plan Prospectus carefully before enrolling or investing in the Plan.

Benefits of the Plan

•

You can enroll in the Plan for free and purchase shares through the Plan without brokerage commissions or service fees.

•

No dividend checks to deposit; your dividends are automatically reinvested fully in whole and fractional shares of Seacoast Common Stock.

•

You may make automatic monthly optional cash purchases that are deducted from your bank account, or individual optional cash investments by check, of additional shares of Seacoast Common Stock in amounts of $50 to $5,000 per month.

•

Your record-keeping is simplified with a statement mailed to you each time your dividends or cash payments are invested.

•

Shares in the Plan are held in safekeeping, without paper certificates, protecting you against the possibility of loss.

•

You can easily change the name on your Plan account, transfer shares, gift shares you hold in the Plan, and change your investment elections.

•

Your participation is voluntary; you may withdraw at any time.

Eligibility

U. S. residents who are shareholders of record may participate in the Plan.  Non-shareholders who are U.S. residents may participate in the Plan by investing at least $1,000 into the Plan.

Enrollment

You may enroll in the Plan at any time by simply completing an Enrollment Form and returning it to the Agent.  If you are registered for Internet Account Access, you may also enroll on-line by visiting Seacoast’s website at www.seacoastbanking.net and clicking on Shareholder Services and Internet Account Access.

How the Plan Works

After your account is established, the Agent receives the funds from the dividends on shares held by you, as well as any dividends on full and fractional shares credited to your account and any cash contributions you have made.  The Agent uses these funds to purchase shares of Company Common Stock at the current market price on or about the last business day of the month, but no later than 30 days after receipt.  You will not be able to instruct the Agent to purchase shares at a specific time or at a specific price.

Taxes

Participation in the Plan does not relieve you of income tax liabilities from dividends.  In addition, commissions and fees paid by the Company on your behalf will be treated as distributions subject to income tax.

Cash Purchases

You may elect, at any time, to make cash contributions to your account of as little as $50 or as much as $5,000 per month, either by check or by automatic deduction from your bank account.  Cash contributions must be accompanied by a completed Transaction Form furnished by the Agent.  Cash contributions must be received at least five (5) business days prior to the scheduled purchase date to ensure they are purchased timely.  Automatic monthly purchases by electronic deductions from your bank account will be made on or about the 22nd of each month.  Purchases are made on or about the last business day of each month.  No interest will be paid on cash held by the Plan’s Agent pending investment.

Simple Record Keeping

Each time shares are purchased for you under the Plan, you will receive a statement from the Agent providing you with a complete record of the dividends received and invested on your behalf, any optional cash you invested, the transaction details and your current balance in the Plan.

If you have activated your account for online access, you can also reference your account and Plan information 24 hours a day, seven days a week, at www.seacoastbanking.net; click on Shareholder Services and Internet Account Access.

Costs

Seacoast will pay the enrollment fees and costs associated with administering the Plan, as well as brokerage commissions on all purchased shares.  You will pay transaction fees if you terminate your participation in the Plan.

Safekeeping of Certificates

The shares purchased for you under the Plan will be held in safekeeping for you by the Agent in book-entry form.  You will not receive a paper stock certificate, eliminating the risk and expense to you of replacing lost or stolen certificates.

As a participant in the Plan, you may also, at no additional cost, send your other certificates for Company Common Stock to the Agent for safekeeping.  Consolidation of your shares in this way in one secure location also simplifies your record-keeping.

Voting

Only you will have the right to vote the shares you hold in the Plan.  You will receive a single proxy covering all Company shares registered in your name as well as shares credited to your account under the Plan.

Withdrawal

You can withdraw all or a portion of your shares from your Plan at any time by notifying the Agent in writing.  A certificate for the appropriate number of shares will be mailed to you.  Your dividend reinvestment election will continue unless you withdraw all your Plan shares.  If you withdraw all your Plan shares, your participation in the Plan will be terminated, and future dividends paid directly to you.

You can sell some or all your shares in the plan by sending a Transaction Form to the administrator. The Agent will sell the shares, and send you the proceeds, less any applicable fees.

The Plan and Amendments

Seacoast has the authority to change, suspend or discontinue the Plan or any terms of the Plan at any time, and will notify participants of any significant changes.

Additional Information

There are a variety of ways to obtain additional information about Seacoast’s Dividend Reinvestment and Stock Purchase Plan or your investment in the Company.

By Phone

You may call the Company’s Investor Relations department at (800) 706-9991, or the Plan administrator and independent agent, Continental Stock Transfer at (800) 509-5586.

On the Internet

At www.seacoastbanking.net, click on Shareholder Services. Click on Internet Account Access for information on your existing registered shareholder account or to enroll in the Plan.

By Mail

Continental Stock Transfer and Trust Company

ATTN: Dividend Reinvestment Department

17 Battery Place, 8th Floor

New York, NY  10004

Remember to mention Seacoast Banking Corporation of Florida in any written correspondence.  List both your account and tax identification (social security) numbers, as well as the registration name as it appears on your stock certificate/account.

This is not an offer to sell or the solicitation of an offer to buy any shares of Seacoast Common Stock.  The Plan and shares are offered only by the Prospectus.  Please read the Plan Prospectus carefully before enrolling or investing in the Plan.

Shareholder Handbook

815 Colorado Avenue

P. O. Box 9012

Stuart, FL  34995

(772) 287-4000

(800) 706-9991

www.seacoastbanking.net

Stock Exchange:

NASDAQ Global Select MarketSM

Trading Symbol:

SBCF

Transfer Agent:

Continental Stock Transfer and Trust Company (Continental)

17 Battery Place

New York, NY  10004

(800) 509-5586

www.continentalstock.com

Thank you for investing in Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”).  We hope this booklet will answer most of the questions you may have about your Seacoast stock.

Stock Quotes

For Seacoast’s current stock price (with a minimum 20-minute delay), price charts, and historical stock look-up go to www.seacoastbanking.net and click on About Seacoast and Stock Information.  The closing price of Seacoast stock is also available in the newspaper (commonly listed as “SeacBK” or “Seacst BKFL”) or by calling the Company’s Investor Relations department at (800) 706-9991.

Dividends

Cash dividends have historically been paid quarterly when and as declared by Seacoast’s board of directors, and have been payable on or about the last day of March, June, and September and the first day of January of each year.  Seacoast may, at any time, and from time to time, determine not to pay dividends.

Dividends are subject to federal income tax and are reported to the Internal Revenue Service.  Shareholders receive a Form 1099 for tax purposes.

Historical dividend information is available at www.seacoastbanking.net, Investor Services and Stock Splits and Dividends.

Internet Account Access

You can quickly and easily access information on your account online and manage your account by visiting Seacoast’s website at www.seacoastbanking.net and clicking on Shareholder Services and Internet Account Access.  Online access is available 24 hours a day, seven days a week.

You must first activate your account for online access by either calling our Transfer Agent, Continental Stock Transfer, at (800) 509-5586, or by going through the First Time Visitor sign-up screen using the website link noted above and the security code you received from Continental. Once your account is activated, you will only need your ID number and PIN to access your account information.  If you have lost or did not receive the security code for your account, please call Continental at (800) 509-5586.

Account Information Changes

Immediately notify Continental if there are errors in the registration name, tax identification (social security) number or mailing address on your account or stock certificate.

You can change your address, enroll in the Company’s Dividend Reinvestment and Stock Purchase Plan, and perform other account maintenance online through Seacoast’s website at www.seacoastbanking.net.  Click on Shareholder Services and Internet Account Access.  (See the “Internet Account Access” section to learn how to activate.)  You can also change your address by notifying Continental in writing at

17 Battery Place, 8th Floor, New York, NY, 10004.

You will need to change the registration information (title) on your account in order to:

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Reflect a legal name change

•

Add another person’s name to your account

•

Transfer shares for a person who is deceased

•

Transfer shares to another person or corporation

•

Transfer shares when a minor reaches majority age

•

Transfer shares into a trust

To reregister or transfer shares, you must send your stock certificate(s) to Continental.  Each certificate must be accompanied by an executed stock power or be properly endorsed on the reverse side.  Sign your name exactly as it appears on the certificate.  If the certificate is registered in more than one name, each person must sign.  Each signature must be Medallion signature guaranteed, a service available at Seacoast’s offices or other participating financial institutions.  The new owner’s full name, tax identification number and address must be provided, as well as a W-9 form certifying the tax identification number.  Some other forms may be necessary depending on the circumstances and type of transfer.

We strongly recommend you use registered/insured mail or an overnight courier service when delivering your certificates to Continental.

For more information on reregistering shares or to obtain copies of the appropriate forms, please call Continental at (800) 509-5586 or visit Continental’s website at www.continentalstock.com, and click on Shareholder Forms.

Lost Stock Certificates

If your Seacoast stock certificate is lost, stolen or destroyed, please notify Continental immediately.  Continental will place a stop transfer on the lost certificate and send you an affidavit of loss and indemnity bond.  You will be required to pay the cost of the indemnity bond (currently 2% of the fair market value of the shares to be replaced, with a minimum fee of $25) at the time of replacement.

Newly issued stock certificates lost in the mail must be reported within one year of issuance.

Lost Dividend Checks

If a dividend check is lost or stolen, please contact Continental immediately.  Continental will place a stop payment on the original check and issue a replacement. Please allow 10 days from the dividend payment date before requesting a replacement check.

Direct Deposit of Dividends

You can avoid the inconvenience of a lost dividend check by enrolling in our direct deposit program.  The program is free and often provides faster access to your dividend since it is deposited directly into your personal bank account on the payment date.

You can sign-up for direct deposit of your dividend by completing the downloadable form available on our website at www.seacoastbanking.net , Shareholder Services, Direct Deposit of Dividends, or through our Investor Relations department at (800) 706-9991.  The completed form should be mailed to Continental.

Dividend Reinvestment and Stock Purchase Plan

Seacoast offers a convenient way to invest or increase your investment in the Company through its Dividend Reinvestment and Stock Purchase Plan.  The Plan offers the following benefits:

•

You can enroll in the Plan for free and purchase shares through the Plan without brokerage commissions or service fees.

•

No dividend checks to deposit; your dividends are automatically reinvested fully in whole and fractional shares of Seacoast Common Stock.

•

You may make automatic monthly optional cash purchases that are deducted from your bank account, or individual optional cash investments by check, of additional shares of Seacoast Common Stock in amounts of $50 to $5,000 per month.

•

Your record-keeping is simplified with a statement mailed to you each time your dividends or cash payments are invested.

•

Shares in the Plan are held in safekeeping, without paper certificates, protecting you against the possibility of loss.

•

You can easily change the name on your Plan account, transfer shares, gift shares you hold in the Plan and change your investment elections.

•

Your participation is voluntary; you may withdraw at any time.

For more information, refer to Seacoast’s Dividend Reinvestment and Stock Purchase Plan brochure, available through our Investor Relations department at (800) 706-9991 or visit our website at www.seacoastbanking.net and click on Shareholder Services and Dividend Reinvestment and Stock Purchase Plan.  To enroll in the Plan, go to our website at www.seacoastbanking.net and click on Shareholder Services and Internet Account Access, or call Continental at (800) 509-5586.

This is not an offer to sell or the solicitation of an offer to buy any shares of Seacoast Common Stock.  The Plan and shares are offered only by the Prospectus.  Please read the Plan Prospectus carefully before enrolling or investing in the Plan.

Online Investor Information

Additional information about Seacoast is available at www.seacoastbanking.net, including information on our officers and directors, financial reports, SEC filings, press releases, current and historical stock prices, stock splits and dividend history, and more.

Additional Information

There are several ways to obtain additional information about Seacoast’s shareholder services or your investment in the Company.

By Phone

You may call the Company’s Investor Relations department at (800) 706-9991, or our Transfer Agent, Continental Stock Transfer, at (800) 509-5586.

On the Internet

At www.seacoastbanking.net, click on Shareholder Services. Click on Internet Account Access for information on your existing registered shareholder account or your Dividend Reinvestment Plan account.

By Mail

Seacoast Banking Corporation of Florida

ATTN:  Investor Relations

P. O. Box 9012

Stuart, FL  34995

or

Continental Stock Transfer and Trust Company

17 Battery Place, 8th Floor

New York, NY  10004

Remember to mention Seacoast Banking Corporation of Florida in any written correspondence.  List both your account and tax identification (social security) numbers, as well as the registration name as it appears on your stock certificate/account.